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                            April 8, 2021

       Christian Hanke
       Chief Financial Officer
       Oatly Group AB
       Stora Varvsgatan 6a
       211 19 Malm
       Sweden

                                                        Re: Oatly Group AB
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 25,
2021
                                                            CIK No. 0001843586

       Dear Mr. Hanke:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted March
       25, 2021

       Summary, page 1

   1. We note your disclosure in footnote 1 on page 121 that CR Holdings is indirectly and wholly owned by China
Resources Company Limited and that the State-owned Assets
                                                        Supervision and
Administration Commission of the State Council of the People   s
                                                        Republic of China
performs the duty of investor of China Resources Company Limited on behalf of the State
Council. Please revise your disclosures on pages 18 and 50 to reflect the PRC's indirect
ownership interest in your company.
 Christian Hanke
Oatly Group AB
April 8, 2021
Page 2
Liquidity and Capital Resources, page 77

2. Your disclosures indicate that in spring 2021, you will open your second U.S. facility and that three additional facilities in Singapore, Maanshan, China and Peterborough, the
       United Kingdom are currently under construction or in the planning stages. Given that these appear to be material expenditures, please revise your disclosure to discuss the estimated cost and time frame of these projects and how you plan to finance them.
Additional Listing Agreement, page 122

3. We note your response to prior comment 7. Please revise to address the first sentence of that comment.
Consolidated Statement of Operations, page F-3

4. Please relocate the subtotal line from below gross profit to above gross profit to ensure it is clear that gross profit is the net of revenue and cost of goods sold. Notes to the Consolidated Financial Statements
33. Events after the end of the reporting period, page F-50

5. Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.
        You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at
(202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameChristian Hanke
                                                              Division of
Corporation Finance
Comapany NameOatly Group AB
                                                              Office of
Manufacturing
April 8, 2021 Page 2
cc:       Marc Jaffe
FirstName LastName